CLIFTON STAR RESOURCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

Clifton Star Resources Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	As at September 30, 2011	(Note 4) As at June 30, 2011	(Note 4) As at July 1, 2010
ASSETS

Current assets:
Cash	$ 11,398,264	$ 12,604,119	$ 6,189,396
Short-term investments	4,350,000	4,350,000	-
Receivables	254,473	176,428	14,695
Prepaids	29,594	66,484	56,045
	16,032,331	17,197,031	6,260,136
Non-current assets:
Capital assets (Note 5)	54,583	55,913	61,870
Exploration and evaluation assets (Note 6)	32,519,065	31,620,626	26,372,955
	32,573,648	31,676,539	26,434,825
Total Assets	$ 48,605,979	$ 48,873,570	$ 32,694,961

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 318,972	$ 393,913	$ 198,549

Deferred tax liability	1,946,000	1,946,000	2,189,000
Total Liabilities	2,264,972	2,339,913	2,387,549

Equity:
Share capital (Note 7a)	57,100,892	57,100,892	38,510,920
Share-based payments reserve	13,451,061	13,189,810	10,787,700
Deficit	(24,210,946)	(23,757,045)	(18,991,208)
Total Equity	46,341,007	46,533,657	30,307,412
Total Liabilities and Equity	$ 48,605,979	$ 48,873,570	$ 32,694,961

Nature of Operations and Going Concern (Note 1)

Contingency (Note 12)

Subsequent Events (Note 13)

Approved and authorized by the Board on December 19, 2011:

“Michel Bouchard”	Director	“Ross Glanville”	Director

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements -

Clifton Star Resources Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	For the three months ended September 30, 2011	For the three months ended September 30, 2010
Expenses
Amortization	$1,330	$1,495
Consulting and directors’ fees	78,121	26,250
Filing and transfer agent fees	2,544	6,816
Insurance	8,034	7,095
Investor relations	-	30,370
Management fees	62,550	48,000
Office and miscellaneous	4,531	14,430
Professional fees	54,474	45,610
Shareholder costs	3,800	797
Share-based payments (Note 7e)	250,372	1,204,903
Travel and telephone	52,404	38,493
Loss from operations	(518,160)	(1,424,259)

Other income
Interest income	64,259	8,217

Net Loss and Comprehensive Loss for the Period	$(453,901)	$(1,416,042)

Weighted Average Number of Common Shares Outstanding	35,654,390	29,767,770

Basic and Diluted Loss per Common Share	$(0.01)	$(0.05)

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements -

Clifton Star Resources Inc.

Condensed Interim Statements of Cash Flows

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	For the three months ended September 30, 2011	For the three months ended September 30, 2010
Cash Flows from Operating Activities
Net loss for the period	$(453,901)	$(1,416,042)
Items not affected by cash:
Amortization	1,330	1,495
Share-based payments	250,372	1,204,903
	(202,199)	(209,644)
Changes in non-cash working capital:
Receivables	(78,045)	(7,208)
Prepaids	36,890	29,559
Accounts payable and accrued liabilities	(83,536)	15,044
Net cash used in operating activities	(326,890)	(172,249)

Cash Flows from Financing Activities
Shares issued for cash, net of issue costs	-	11,349,344
Net cash from financing activities	-	11,349,344

Cash Flows from Investing Activities
Additions to exploration and evaluation assets	(878,965)	(4,500,000)
Net cash used in investing activities	(878,965)	(4,500,000)

Net Increase (Decrease) in Cash	(1,205,855)	6,677,095
Cash - Beginning of the Period	12,604,119	6,189,396
Cash - End of the Period	$11,398,264	$12,866,491

Supplemental Schedule of Non-Cash Investing Activities
Exploration and evaluation assets included in accounts payable	$145,953	$47,709
Fair value of share-based payments included in exploration and evaluation assets	$10,879	$-

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements -

Clifton Star Resources Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

	Number of Shares	Capital Amount	Share-Based Payments Reserve	Accumulated Deficit	Total
Balance – July 1, 2010	28,754,198	$38,510,920	$10,787,700	$(18,991,208)	$30,307,412
Exercise of stock options	128,500	596,668	(262,568)	-	334,100
Exercise of agent’s options	373,984	1,480,370	(584,376)	-	895,994
Exercise of warrants	3,508,499	10,119,250	-	-	10,119,250
Share-based payments	-	-	1,204,903	-	1,204,903
Net loss for the period	-	-	-	(1,416,042)	(1,416,042)
Balance – September 30, 2010	32,765,181	50,707,208	11,145,659	(20,407,250)	41,445,617
Flow-through private placement	182,000	919,100	-	-	919,100
Exercise of stock options	240,000	996,919	(384,921)	-	611,998
Exercise of agent’s options	205,600	563,277	(247,740)	-	315,537
Exercise of warrants	2,261,609	3,914,388	-	-	3,914,388
Fair value of stock options capitalized	-	-	133,938	-	133,938
Share-based payments	-	-	2,542,874	-	2,542,874
Net loss for the period	-	-	-	(3,349,795)	(3,349,795)
Balance – June 30, 2011	35,654,390	57,100,892	13,189,810	(23,757,045)	46,533,657
Fair value of stock options capitalized	-	-	10,879	-	10,879
Share-based payments	-	-	250,372	-	250,372
Net loss for the period	-	-	-	(453,901)	(453,901)
Balance – September 30, 2011	35,654,390	$57,100,892	$13,451,061	$(24,210,946)	$46,341,007

- See Accompanying Notes to the Condensed Interim Consolidated Financial Statements -

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

1.

Nature of Operations and Going Concern

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the acquisition and exploration of mineral properties in Canada.  The Company’s mineral properties are located in the province of Quebec, Canada and the Company is currently advancing a large gold project (the “Duparquet Project”).  The Duparquet Project includes the Beattie Mine Property, Donchester Mine Property, Central Duparquet Mine Property, Dumico Mine Property and the Beattie Talings Deposit.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on December 29, 2010.  The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO.”

The Company’s head office, principal address and records office is located at Suite 836-470 Granville Street, Vancouver, British Columbia, Canada, V6C 1V5.  The Company’s registered office address is located at Suite 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

These financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses since inception and has an accumulated deficit of $24,210,946 at September 30, 2011.  Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing.  Clifton’s management continues to seek sources of additional financing through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

Summary of Significant Accounting Policies

a.

Basis of Presentation and Adoption of International Financial Reporting Standards (“IFRS”)

The Company prepared its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate IFRS, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011.  Accordingly, the Company has commenced reporting on this basis in these condensed interim consolidated financial statements.  In these condensed interim consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies - Continued

a.

Basis of Presentation and Adoption of International Financial Reporting Standards (“IFRS”) - Continued

Subject to certain transition elections disclosed in Note 4, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect.  Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended June 30, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of December 19, 2011, the date the Board of Directors approved the financial statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending June 30, 2012 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended June 30, 2011 and Note 4 of these condensed interim consolidated financial statements which explains the Company’s transitional impact from Canadian GAAP to IFRS.

b.

Basis of Consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly owned subsidiary, Duquesne Gold Mines Inc.  All intercompany transactions and balances are eliminated on consolidation.

Subsidiaries are those entities which Clifton controls by having the power to govern the financial and operating policies.  The existence and effect of potential voting rights that is currently exercisable or convertible when assessing whether Clifton controls another entity.  Subsidiaries are fully consolidated from the date on which control is obtained and are de-consolidated from the date that control ceases.

c.

Use of Judgments and Estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of estimates and assumptions relate to the review of carrying values and determination of impairment charges of non-current assets; determination of the rate at which amortization is charged to operations; valuation allowances applied against deferred tax assets; valuation of share-based payments; and provision for closure and reclamation among others.  Actual results could differ from those estimates.  The effect on the financial statements of such changes in estimates in future periods could be material.

d.

Short-term Investments

Short-term investments comprise mainly of cashable Guaranteed Investment Certificates (GIC’s) with original terms to maturity greater than three months.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies - Continued

e.

Capital Assets

Capital assets are recorded at cost less accumulated amortization.  The Company provides for amortization using the declining balance method at rates designed to amortize the cost of the capital asset over its estimated useful life. The annual amortization rates are as follows:

Building	10%
Computer equipment	30%
Office equipment	30%

Land is carried at cost.  Maintenance and repair expenditures which do not improve or extend productive life of the capital asset are expensed in the period incurred.

f.

Exploration and Evaluation Assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse.  Capitalized costs are amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title.  Options and royalties are exercisable entirely at the discretion of the optionee, and accordingly, the related amounts are recorded only upon payment or receipt.  Option income receipts on subcontracted properties reduce capitalized exploration costs and amounts in excess of capitalized costs are recorded as income.  Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties.  Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in the recorded amounts.

g.

Impairment of Non-Current Assets

Non-current assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable.  When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use.  An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies - Continued

g.

Impairment of Non-Current Assets - Continued

Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods.  A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.  Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

h.

Restoration and Provision

The Company records a liability based on the best estimate of costs for restoration activities that the Company is legally or constructively required to remediate and recognizes the liability when those obligations result from the acquisition, construction, development or normal operations of assets.  Restoration provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability.  The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount of or timing of the underlying cash flows needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related non-current asset and amortized into income on a systematic basis over the expected useful life of the asset.  At September 30, 2011, no restoration provision has been recognized as none of the Company’s properties are estimated to require any remediation or other expenditures upon their retirement.

i.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies - Continued

j.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

k.

Share Capital

The Company records in share capital proceeds from share issuances, net of issue costs and any tax effects.  The fair value of common shares issued as consideration for mineral properties is based on the trading price of those shares on the TSX-V on the date of the agreement to issue shares as determined by the Board of Directors.  Stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model.  Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.

l.

Basic Loss per Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period.  Under this method, the weighted average number of common shares used to calculate the dilutive effect in the statement of loss and comprehensive loss assumes that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period.  In periods where a net loss is incurred, basic and diluted loss per share is the same as the effect of outstanding stock options and warrants would be anti-dilutive.

m.

Flow-Through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified exploration and evaluation expenditures and the related income tax deductions are renounced to the subscribers of the flow-through shares.  The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred.  The Company recognizes a deferred tax liability with a corresponding charge in the statement of loss and comprehensive loss when the qualifying exploration and evaluation expenditures are incurred. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting date, the Company may use them to reduce its deferred tax liability relating to tax benefits transferred through flow-through shares.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies - Continued

n.

Financial Instruments

(i)

Financial Assets - The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income. The Company does not have financial assets classified under this category.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Cash, short-term investments and receivables have been classified under this category.

Available-For-Sale

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in fair value are recognized in other comprehensive income (loss) and classified as a component of equity.  When the financial assets are sold or an impairment write-down is required, the accumulated fair value adjustments in other comprehensive income are included in the statement of income (loss) and are included in other gains or losses.  The Company does not have financial assets classified under this category.

(ii) Financial Liabilities - The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities.

Borrowings and Other Financial Liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transactions costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of earnings (loss) over the period to maturity using the effective interest method.  Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Accounts payable and accrued liabilities have been classified under this category.

Derivative Financial Liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss.  There are no financial liabilities classified under this category.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies - Continued

n.       Financial Instruments - Continued

(iii)

Impairment of Financial Assets

At each reporting date, the company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

a)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of earnings (loss). This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

3.

Recent IFRS Pronouncements

a.

Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement.  Requirements for financial liabilities were added in October 2010.  IFRS 9 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted.  The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

b.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement.  This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements.  IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.  IFRS 13 must be applied for accounting periods commencing on or after January 1, 2013, with early adoption permitted.  The Company has not yet assessed the impact of this standard or determined if it will adopt the standard early.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

3.

Recent IFRS Pronouncements - Continued

c.

Other Pronouncements

Recent IFRS pronouncements which will be effective for years beginning on or after January 1, 2013 include: IFRS 10 – Consolidated Financial Statements; IFRS 11 – Joint Arrangements; and IFRS 12 – Disclosure of Interests in Other Entities.   The Company does not expect that the introduction of IFRS 10, 11 and 12 will have a material impact on its financial statements.

4.

First-time Adoption of IFRS

The effect of the Company’s transition to IFRS, described in Note 2(a), is summarized as follows:

a.

Mandatory Exemptions and Transition Elections - IFRS 1, which governs the first-time adoption of IFRS, requires accounting policies to be applied retrospectively to determine the opening statement of financial position on the Company’s transition date of July 1, 2010 (the “Transition Date”), with the application of certain mandatory exemptions and also allows certain exemptions on transition to IFRS.  The mandatory exemption applicable to and the transition election the Company has chosen, respectively, are as follows:

(i)

Under IFRS 1, there are four mandatory exemptions from full retrospective application of IFRS.  Of these, the only applicable election relates to estimates. An entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as at July 1, 2010 are consistent with its previous estimates under Canadian GAAP for the same date.

(ii)

Share-based payments – IFRS 1 provides the option to not apply IFRS 2, Share-based Payments, to equity instruments granted after November 7, 2002 and vested before the Transition Date.  The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share-based payments that had not vested at the Transition Date.

b.

Reconciliation of Previously Reported Financial Statements - Reconciliations of the IFRS adjustments on transition are included in the following financial statements noted below.

-

Consolidated Statement of Financial Position – July 1, 2010

-

Consolidated Interim Statement of Financial Position – September 30, 2010

-

Consolidated Interim Statement of Loss and Comprehensive Loss – Three Months Ended September 30, 2010

-

Consolidated Statement of Financial Position – June 30, 2011

-

Consolidated Statement of Loss and Comprehensive Loss – Year Ended June 30, 2011

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

 First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The transition adjustments made to the Statements of Financial Position and Statements of Loss and Comprehensive Loss have resulted in reclassification of various amounts on the Statement of Cash Flows; however, as there have been no changes to the net cash flows, no reconciliations have been prepared for the Statements of Cash Flows.

The July 1, 2010 Canadian GAAP Statement of Financial Position has been reconciled to IFRS as follows:

		July 1, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS

Current assets:
Cash		$ 6,189,396	$ -	$ 6,189,396
Receivables		14,695	-	14,695
Prepaids		56,045	-	56,045
		6,260,136	-	6,260,136
Non-current assets:
Capital assets		61,870	-	61,870
Exploration and evaluation assets		26,372,955	-	26,372,955
		26,434,825	-	26,434,825
Total Assets		$ 32,694,961	$ -	$ 32,694,961

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities		$ 198,549	$ -	$ 198,549

Deferred tax liability		2,189,000	-	2,189,000
Total Liabilities		2,387,549	-	2,387,549

Equity:
Share capital	4(b)(i)	34,230,086	4,280,834	38,510,920
Share-based payments reserve	4(b)(ii)	10,860,923	(73,223)	10,787,700
Deficit	4(b)(i) - (ii)	(14,783,597)	(4,207,611)	(18,991,208)
Total Equity		30,307,412	-	30,307,412
Total Liabilities and Equity		$ 32,694,961	$ -	$ 32,694,961

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

 First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The September 30, 2010 Canadian GAAP Interim Statement of Financial Position has been reconciled to IFRS as follows:

		September 30, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS

Current assets:
Cash		$ 12,866,491	$ -	$ 12,866,491
Receivables		21,903	-	21,903
Prepaids		26,486	-	26,486
		12,914,880	-	12,914,880
Non-current assets:
Capital assets		60,375	-	60,375
Exploration and evaluation assets		30,872,955	-	30,872,955
		30,933,330	-	30,933,330
Total Assets		$ 43,848,210	$ -	$ 43,848,210

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities		$ 213,593	$ -	$ 213,593

Deferred tax liability		2,189,000	-	2,189,000
Total Liabilities		2,402,593	-	2,402,593

Equity:
Share capital	4(b)(i)	46,426,374	4,280,834	50,707,208
Share-based payments reserve	4(b)(ii)	11,025,068	120,591	11,145,659
Deficit	4(b)(i) - (ii)	(16,005,825)	(4,401,425)	(20,407,250)
Total Equity		41,445,617	-	41,445,617
Total Liabilities and Equity		$ 43,848,210	$ -	$ 43,848,210

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

 First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The Canadian GAAP Interim Consolidated Statement of Loss and Comprehensive Loss for the three month period ended September 30, 2010 has been reconciled to IFRS as follows:

		September 30, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Amortization		$ 1,495	-	$ 1,495
Consulting		26,250	-	26,250
Filing and transfer agent fees		6,816	-	6,816
Insurance		7,095	-	7,095
Investor relations		30,370	-	30,370
Management fees		48,000	-	48,000
Office and miscellaneous		14,430	-	14,430
Professional fees		45,610	-	45,610
Shareholder costs		797	-	797
Share-based payments	4(b)(ii)	1,011,089	193,814	1,204,903
Travel and telephone		38,493	-	38,493
Loss from operations		(1,230,445)	(193,814)	(1,424,259)

Other income
Interest income		8,217	-	8,217

Net loss and comprehensive loss for the period		$ (1,222,228)	$ (193,814)	$ (1,416,042)

Weighted average number of shares outstanding		29,767,770		29,767,770

Basic and diluted loss per share		$ (0.04)		$ (0.05)

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The June 30, 2011 Canadian GAAP Interim Statement of Financial Position has been reconciled to IFRS as follows:

		June 30, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS

Current assets:
Cash		$ 12,604,119	$ -	$ 12,604,119
Short-term investments		4,350,000	-	4,350,000
Receivables		176,428	-	176,428
Prepaids		66,484	-	66,484
		17,197,031	-	17,197,031
Non-current assets:
Capital assets		55,913	-	55,913
Exploration and evaluation assets	4(b)(ii)	31,590,440	30,186	31,620,626
		31,646,353	-	31,676,539
Total Assets		$ 48,843,384	$ 30,186	$ 48,873,570

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities		$ 393,913	$ -	$ 393,913

Deferred tax liability		1,946,000	-	1,946,000
Total Liabilities		2,339,913	-	2,339,913

Equity:
Share capital	4(b)(i)	52,651,708	4,449,184	57,100,892
Share-based payments reserve	4(b)(ii)	13,496,156	(306,346)	13,189,810
Deficit	4(b)(i) - (ii)	(19,644,393)	(4,112,652)	(23,757,045)
Total Equity		46,503,471	30,186	46,533,657
Total Liabilities and Equity		$ 48,843,384	$ 30,186	$ 48,873,570

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

The Canadian GAAP Statement of Loss and Comprehensive Loss for the year ended June 30, 2011 has been reconciled to IFRS as follows:

		June 30, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Amortization		$ 5,957	$ -	$ 5,957
Consulting		250,099	-	250,099
Filing and transfer agent fees		59,768	-	59,768
Insurance		26,442	-	26,442
Investor relations		76,030	-	76,030
Management fees		270,080	-	270,080
Office and miscellaneous		105,842	-	105,842
Professional fees		410,602	-	410,602
Shareholder costs		29,432	-	29,432
Share-based payments	4(b)(ii)	4,011,086	(263,309)	3,747,777
Travel and telephone		160,335	-	160,335
Wages and benefits		78,000	-	78,000
Loss from operations		(5,483,673)	263,309	(5,220,364)

Other income
Interest income		129,627	-	129,627
Loss before taxes		(5,354,046)	-	(5,090,737)

Deferred tax recovery	4(b)(i)	493,250	(168,350)	324,900

Net loss and comprehensive loss for the year		$ (4,860,796)	$ 94,959	$ (4,765,837)

Weighted average number of shares outstanding		33,454,231		33,454,231

Basic and diluted loss per share		$ (0.15)		$ (0.14)

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

Notes to the reconciliations of previously reported financial statements:

(i)

Accounting for Flow-Through Shares

Under Canadian GAAP, the Company recorded the gross proceeds relating to the flow-through shares to share capital at the time of issuance.  The Company then recorded a charge (reduction) to share capital at the time the tax benefits of the flow-through shares were renounced to the investors.  The charge was calculated by multiplying the amount of the renounced tax benefits (which are equal to the proceeds of the flow-through share issue) by the effective tax rate at the time.  The offset would go to the deferred tax liability to reflect the fact that the Company could no longer use the tax attributes for its benefit.

Under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of the shares and the sale of the tax benefits.  The allocation is based on the difference (“premium”) between the amount the investor pays for the flow-through shares and the share price as of the date the transaction is approved.  A liability is recognized for the premium, and extinguished when the tax effect of the temporary differences, resulting from incurring the relevant expenditure, is recorded.

Impact on Statements of Financial Position:

	As at June 30, 2011	As at September 30, 2010	As at July 1, 2010
Share capital	$ 4,449,184	$ 4,280,834	$ 4,280,834
Deficit	$ (4,449,184)	$ (4,280,834)	$ (4,280,834)

Impact on Statements of Loss and Comprehensive Loss:

	Year ended June 30, 2011	Three months ended September 30, 2010
Deferred tax expense	$ 168,350	$ -

(ii)

IFRS 2 – Shared-Based Payments and Share-Based Payments Reserve

Under Canadian GAAP, the Company calculated the fair value of share-based awards with graded vesting as one grant and used the straight-line method of calculating share-based payments over the vesting period.

Under IFRS, each tranche of a share-based award with different vesting dates was considered a separate grant for the fair value calculation.  The resulting fair value of the share-based payment is recognized over the vesting period of the respective tranche using the graded vesting method.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

4.

First-time Adoption of IFRS - Continued

b.

Reconciliation of Previously Reported Financial Statements – Continued

(ii)

IFRS 2 – Shared-Based Payments and Share-Based Payments Reserve – Continued

Impact on Statements of Financial Position:

	As at June 30, 2011	As at September 30, 2010	As at July 1, 2010
Exploration and evaluation assets	$ 30,186	$ -	$ -
Share-based payments reserve	$ (306,346)	$ 120,591	$ (73,223)
Deficit	$ 336,532	$ (120,591)	$ 73,223

Impact on Statements of Loss and Comprehensive Loss:

	Year ended June 30, 2011	Three months ended September 30, 2010
Share-based payments	$ (263,309)	$ 193,814

(iii)

Financial Report Presentation Changes

•

Under Canadian GAAP, the Company’s capitalized property acquisition and exploration costs were presented as “Mineral Properties and Deferred Exploration Costs” whereas under IFRS, these costs are presented as “Exploration and Evaluation Assets.”

•

The Company now presents the fair value attributable to stock options granted and vested under the account “Share-based Payments Reserve” whereas previously under Canadian GAAP, these were presented under the account “Contributed Surplus.”

5.

Capital Assets

	September 30, 2011			June 30, 2011
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$6,069	$-	$6,069	$6,069	$-	$6,069
Computer equipment	2,627	(1,840)	787	2,627	(1,776)	851
Building	57,651	(10,285)	47,366	57,651	(9,048)	48,603
Office equipment	9,557	(9,196)	361	9,557	(9,167)	390
	$75,907	$(21,321)	$54,583	$75,907	$(19,991)	$55,913

	July 1, 2010
	Cost	Accumulated Amortization	Net Book Value
Land	$6,069	$-	$6,069
Computer equipment	2,627	(1,411)	1,216
Building	57,651	(3,623)	54,028
Office equipment	9,557	(9,000)	55557
	$75,907	$(14,034)	$61,870

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets

For the period ended September 30, 2011	Cat Lake Property (Note 6d)	Central Duparquet Property (Note 6b)	Duquesne Property (Note 6c)	Beattie Property (Note 6a)	Donchester Property (Note 6a)	Dumico Property (Note 6a)	Hunter Property (Note 6e)	Total

Acquisition costs, beginning of period	$ -	$ 612,400	$ 2,103,500	$ 4,000,000	$ 4,000,000	$ 2,000,000	$ -	$12,715,900
Additions during the period	-	-	-	-	-	-	-	-

Acquisition costs, end of period	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of period	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Additions during the period:
Assays	-	-	-	33,777	507	-	7,361	41,645
Drilling	-	-	-	484,865	-	-	-	484,865
Field expenditures	-	13,274	-	171,681	6,323	-	-	191,278
Geological Consulting	-	3,161	44,666	98,470	32,178	2,176	-	180,651

Total additions during the period	-	16,435	44,666	788,793	39,008	2,176	7,361	898,439

Deferred exploration costs, end of period	63,614	58,566	5,726,292	7,985,719	4,790,133	706,168	472,673	19,803,165

Total Exploration and evaluation assets	$ 63,614	$ 670,966	$ 7,829,792	$11,985,719	$ 8,790,133	$ 2,706,168	$ 472,673	$32,519,065

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets - Continued

For the year ended June 30, 2011	Cat Lake Property (Note 6d)	Central Duparquet Property (Note 6b)	Duquesne Property (Note 6c)	Beattie Property (Note 6a)	Donchester Property (Note 6a)	Dumico Property (Note 6a)	Hunter Property (Note 6e)	Total

Acquisition costs – as at July 1, 2010	$ -	$ 612,400	$ 2,103,500	$ 2,200,000	$ 2,200,000	$ 1,100,000	$ -	$ 8,215,900
Additions during the year	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000

Acquisition costs, end of year	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs – as at July 1, 2010	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	-	18,157,055

Additions during the year:
Assays	-	-	502	12,480	-	-	47,062	60,044
Drilling	-	-	-	50,800	-	-	284,966	335,766
Field expenditures	-	1,244	597	108,712	3,330	-	75,159	189,042
Geological Consulting	-	37,550	54,924	142,852	62,217	26,787	58,125	382,455

Total additions during the year	-	38,794	56,023	314,844	65,547	26,787	465,312	967,307

Costs recovered during the year	-	(1,257)	(68,322)	(84,170)	(63,084)	(2,803)	-	(219,636)

Deferred exploration costs, end of year	63,614	42,131	5,681,626	7,196,926	4,751,125	703,992	465,312	18,904,726

Total mineral property and deferred exploration costs	$ 63,614	$ 654,531	$ 7,785,126	$11,196,926	$ 8,751,125	$ 2,703,992	$ 465,312	$31,620,626

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

 Exploration and Evaluation Assets - Continued

a)

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors. The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.  Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.  The terms of the new agreements are as follows:

i)

cash payments of $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to Beattie, $1,700,000 ($800,000 paid in fiscal 2010 and $900,000 paid in fiscal 2011) to 2699681, and $3,400,000 ($1,600,000 paid in fiscal 2010 and $1,800,000 paid in fiscal 2011) to 2588111 and earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payments of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payments of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

i)

cash payment of $20,800,000 to Beattie if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

ii)

cash payment of $10,400,000 to 2699681 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

iii)

cash payment of $20,800,000 to 2588111 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

The optionors has retained a 2% Net Smelter Royalty (“NSR”).

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

 Exploration and Evaluation Assets - Continued

a)

Beattie, Donchester and Dumico properties - Continued

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project (the “Project”). The Project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.  Under the terms of the mineral property option and joint venture agreement, Osisko would earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

However, Clifton still has the right to access a loan of $22,500,000 from Osisko for the payment to the property vendors that is due on or before December 1, 2012.  If Clifton were to access the funds, the Company would have the right to retire the loan (plus interest at a rate of 5%) based on the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

b)

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.  On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares valued at $57,400 to the optionor.

c)

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne.  Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession (together, known as the Duquesne Gold Project), located in Destor Township, Quebec.  The optionor retains a 3% NSR which the Company has the option to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east respectively of the Duquesne property. The optionor has retained a 2% NSR.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

6.

Exploration and Evaluation Assets - Continued

d)

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111.  The Cat Lake property is comprised of nine mining leases in the Lac Dubonnet Mining District which is northeast of Winnipeg, Manitoba.  Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

e)

Hunter  property

On November 12, 2010, Osisko and Clifton agreed to remove the Hunter mining concession from the December 10, 2009 joint venture agreement. Osisko renounced, without compensation, its exclusive and irrevocable option related to any rights in the Hunter mining concession granted under the joint venture agreement by the Company.

7.

Equity

a.

Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

b.

Warrants

Details of issued and outstanding warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - July 1, 2010	5,194,857	$2.43
Issued	373,984	$2.81
Exercised	(3,508,499)	$2.88
Cancelled / Expired without exercise	(4,333)	$3.30
Balance - September 30, 2010	2,056,009	$1.73
Issued	205,600	$1.73
Exercised	(2,261,609)	$1.73
Balance - June 30, 2011 and September 30, 2011	-	$ -

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

7.

Equity - Continued

c.

Stock Options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company with vesting requirements determined by the directors.

Details of issued and outstanding stock options are as follows:

	Number of Options	Weighted Average Exercise Price
Balance – July 1, 2010	2,868,500	$4.44
Granted	1,750,000	$4.15
Exercised	(128,500)	$2.60
Balance – September 30,, 2010	4,490,000	$4.28
Granted	385,000	$2.97
Exercised	(240,000)	$2.55
Expired/Cancelled	(350,000)	$2.95
Balance – June 30, 2011 and September 30, 2011	4,285,000	$4.47

At September 30, 2011, the following options were outstanding:

Expiry Date	Weighted Average Exercise Price	Number of Options Outstanding	Number of Options Vested
September 8, 2011(1)	$2.30	300,000	300,000
September 13, 2012	$4.15	1,750,000	1,750,000
January 22, 2013	$5.35	1,450,000	1,450,000
January 27, 2013	$5.80	400,000	400,000
May 6, 2013	$4.15	35,000	17,500
December 22, 2013	$5.00	50,000	50,000
June 20, 2016	$2.50	300,000	150,000
		4,285,000	4,117,500

(1)

In accordance with the terms of the Stock Option Plan, the expiry date for these options has been extended until the 10th business day after lifting of the Company’s cease trade order.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

7.

Equity - Continued

d.

Agent’s Options

Details of issued and outstanding compensation options are as follows:

	Number of Compensation Options	Weighted Average Exercise Price
Balance – July 1, 2010	579,584	$2.09
Exercised	(373,984)	$2.40
Balance – September 30, 2010	205,600	$1.53
Exercised	(205,600)	$1.53
Balance – June 30, 2011 and September 30, 2011	-	$ -

e.

Share-based Payments

During the period ended September 30, 2011, the Company recorded share-based payments of $250,372 (September 30, 2010 - $1,204,903) relating to stock options granted in the prior year and vested in the current period.

During the period ended September 30, 2011, the Company capitalized share-based payments of $10,879 (June 30, 2011 - $133,938; July 1, 2010 - $nil) as exploration and evaluation assets.

f.

Flow-Through Shares

During the period ended September 30, 2011, the Company did not issue flow-through common shares and has fully incurred the unspent balance of $535,688 as at June 30, 2011 which relates to the flow-through issuance during the year ended June 30, 2011.

g.

Shareholder Rights Plan

On December 13, 2010, the Company’s shareholders approved the adoption of a Shareholder Rights Plan (the “Plan”) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interest of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010.  One Right will also be issued for each common share issued by the Company after November 10, 2010.  Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and trade with the common shares of the Company.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

8.

Related Party Transactions

Details of transactions between the Company and its related parties are disclosed below.

a.

Trading Transactions

As at September 30, 2011, the Company’s related parties consist of the following.

Nature of Transaction
F.T. Archibald Consulting Ltd.	Management/Consulting
Lavery, de Billy LLP	Legal
President and Chief Executive Officer	Management
Chief Financial Officer	Management
Directors	Directorship

The Company incurred fees and expenses in the normal course of operations and the amounts outstanding are unsecured, non-interest bearing and due on demand.

	Note(s)	For the three months ended September 30, 2011	For the three months ended September 30, 2010
Geological Consulting and Field Expenditures included in Exploration and Evaluation Assets	(i)	$ 60,875	$ -
Consulting and directors fees	(ii),(iii)	77,908	23,625
Management fees	(iv)	62,550	48,000
		$ 201,333	$ 71,625

i.

Paid or accrued $60,875 (2010 - $Nil) to F.T. Archibald Consulting Ltd., a company controlled by the Company’s former Vice-President of Exploration and former director.

ii.

Paid or accrued $54,000 (2010 - $10,500) in director’s fees to various directors of the Company.

iii.

Paid or accrued $23,908 (2010 - $15,750) in consulting fees to the Company’s Chief Financial Officer (“CFO”).

iv.

Paid or accrued $62,550 (2010 - $48,000) in management fees to Harry Miller, the Company’s former President, Chief Executive Officer (“CEO”) and Director (Note 13(a)).  Included in prepaid expense at September 30, 2011 is $Nil (June 30, 2011 - $62,550; July 1, 2010 - $Nil) towards future management fees.

Included in accounts payable and accrued liabilities as at September 30, 2011 is $70,538 (June 30, 2011 - $70,538; July 1, 2010 - $18,455) for legal fees relating to the year ended June 30, 2011 accrued to Lavery, de Billy L.L.P., partner of which is a director of the Company and $Nil (June 30, 2011 - $9,090; July 1, 2010 - $Nil) for consulting fees accrued to the Company’s CFO.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

8.

Related Party Transactions - Continued

b.

Compensation of Key Management Personnel

The remuneration of the Company’s key management personnel for the three month period ended September 30, 2011 and 2010 are as follows:

	Note	September 30, 2011	September 30, 2010
Management, consulting and director’s fees	(i)	$ 201,333	$ 71,625
Share-based payments	(ii)	239,630	1,057,812
		$ 440,963	$ 1,129,437

(i)

Management and consulting fees include the fees disclosed in Note 8(a) above.

(ii)

Share-based payments are the fair value of options granted and vested to key management.

(iii)

Key management personnel were not paid post-employment, termination or other long-term benefits during the three months ended September 30, 2011 and 2010.

9.

Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support exploration and development of mineral properties.  The Board of Directors has not established quantitative capital structure criteria management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business. The Company considers the components of shareholders’ equity as capital.

The Company’s objectives when managing capital are:

•

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance at the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

•

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

•

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

The properties in which the Company currently holds an interest in are in the exploration stage and the Company is dependent on external financing to fund its activities.  In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

9.

Management of Capital - Continued

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary and are reviewed and approved by the Company’s Board of Directors.  In addition, the Company may issue new equity, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of certain assets.  When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity.  In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the three months ended September 30, 2011 compared to the year ended June 30, 2011.  The Company is not subject to externally imposed capital requirements.

10.

Financial Instruments

Fair Value

The Company classified its cash, short-term investments and receivable as loans and receivables. Accounts payable and accrued liabilities are classified as borrowings and other financial liabilities.  As of September 30, 2011, the statement of financial position carrying amounts of these financial instruments closely approximate their fair values and the Company held no derivative financial instruments.

The following provides the classification of financial instruments as at September 30, 2011, June 30, 2011 and July 1, 2010:

	As at September 30, 2011	As at June 30, 2011	As at July 1, 2010

Loans and receivables	$ 16,002,737	$ 17,130,547	$ 6,204,091
Other financial liabilities	$ 318,972	$ 393,913	$ 198,549

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies.  Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

10.

Financial Instruments - Continued

Financial Risk Management - Continued

Credit Risk - Continued

To reduce credit risk, the Company regularly reviews the collectability of its receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts.  The Company historically has not had difficulty collecting its receivables.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations.  As of September 30, 2011, the Company had a cash balance of $11,398,264 to settle current liabilities of $318,972.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest rate risk - The Company has invested $4,350,000 in short-term investments earning interest at 0.85% to 1.60% per annum.  The Company does not have any interest bearing debt.

(b)

Foreign currency risk - The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk - The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11.

Segmented Information

The Company conducts its business in a single operating segment being the mining business in Canada.  All of the Company’s exploration and evaluation assets are located in Canada.  Any investment revenues were earned principally from Canadian sources.

Clifton Star Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

12.

Contingency

On September 19, 2007, the Company received a statement of claim.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project which is not contiguous to the Company’s main Duparquet project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and 1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

iii)

In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to one of the plaintiffs;

v)

In the alternative, damages for purported wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

vi)

One of the plaintiffs is also seeking damages of $20,000 claiming purported wrongful dismissal by the Company;

vii)

Pre-judgment and post-judgment interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are valid, and currently is defending its position.

13.

Subsequent Events

a.

On November 6, 2011, Mr. Harry Miller ceased to be the Company’s President and CEO and resigned as a director of the Company.  Pursuant to a Senior Advisor Agreement (“SSA”) effective November 7, 2011, Mr. Miller will continue to act as Secretary and Senior Advisor of the Company and will earn an annual retainer of $10,000 per month for a term expiring on December 31, 2013.  In addition, Mr. Miller will continue to earn his remuneration in accordance with his management agreement, as amended on February 10, 2011, of $20,833 per month until December 31, 2011. Should Mr. Miller’s SSA be terminated as a result of a change of control of the Company, he shall be entitled to the payment of any reimbursable expenses then accrued in addition to an amount of $500,000.

b.

On November 7, 2011, Mr. Michel Bouchard was appointed the Company’s President and CEO.  Accordingly, the Company entered in an employment agreement with Mr. Bouchard which provides for an annual base salary of $300,000 for a term expiring on November 6, 2013.  Should Mr. Bouchard’s employment be terminated as a result of a change of control of the Company, he shall be entitled to two years' annual base salary plus any amount owed as vacation.

c.

Subsequent to September 30, 2011, the Company received from Revenue Quebec a net refund of approximately $550,000 for sales taxes paid in the province of Quebec, Canada from January 2007 to June 2011.